Filed Pursuant to Rule 433
Registration No. 333-180289
March 7, 2013
FREE WRITING PROSPECTUS
(To Prospectus dated March 22, 2012,
Prospectus Supplement dated March 22, 2012 and
Equity Index Underlying Supplement dated March 22, 2012)

HSBC USA Inc.
Buffered Performance Plus Securities
Linked to the S&P 500® Index

▸ Buffered Performance Plus Securities linked to the S&P 500® Index

▸ 4 year maturity

▸ Uncapped participation in gains of the reference asset

▸ Minimum payment at maturity if the return is zero or positive

▸ Protection from the first 10% of any losses in the reference asset

▸ All payments on the securities are subject to the credit risk of HSBC USA Inc.

The Buffered Performance Plus Securities (each a "security" and collectively the "securities") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system. These securities will not bear interest.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or Equity Index Underlying Supplement. Any representation to the contrary is a criminal offense. We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the securities. HSBC Securities (USA) Inc. will purchase the securities from us for distribution to other registered broker-dealers or will offer the securities directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any securities after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-13 of this free writing prospectus.

Investment in the securities involves certain risks. You should refer to "Risk Factors" beginning on page FWP-8 of this document, page S-3 of the accompanying prospectus supplement and page S-1 of the accompanying Equity Index Underlying Supplement.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per security	$1,000		
Total			

[1] HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 3.60% and referral fees of up to 1.60% per $1,000 Principal Amount of securities in connection with the distribution of the securities to other registered broker-dealers. In no case will the sum of the underwriting discounts and the referral fees exceed 3.60% per $1,000 Principal Amount. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-13 of this free writing prospectus.

The securities:

Are Not FDIC Insured	**Are Not Bank Guaranteed**	**May Lose Value**

HSBC

HSBC USA Inc.

Buffered Performance Plus Securities
Linked to the S&P 500® Index

Indicative Terms*

Principal Amount	$1,000 per security
Reference Asset	The S&P 500® Index ("SPX") (Ticker: SPX)
Minimum Upside Return	14.00% to 18.00% (to be determined on the Pricing Date)
Buffer Level	-10%
Payment at Maturity per security	**If the Reference Return is greater than or equal to zero**, you will receive the greater of: a) $1,000 + ($1,000 × Reference Return); and b) $1,000 + ($1,000 × Minimum Upside Return). **If the Reference Return is less than zero but greater than or equal to the Buffer Level:** $1,000 (zero return). **If the Reference Return is less than the Buffer Level:** $1,000 + ($1,000 × (Reference Return + 10%)). For example, if the Reference Return is -30%, you will suffer a 20% loss and receive 80% of the Principal Amount, subject to the credit risk of HSBC. If the Reference Return is less than the Buffer Level, you will lose up to 90% of your investment.
Reference Return	$\dfrac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$
Initial Level	The Official Closing Level of the Reference Asset on the Pricing Date.
Final Level	The Official Closing Level of the Reference Asset on the Final Valuation Date.
Pricing Date	March 25, 2013
Trade Date	March 25, 2013
Settlement Date	March 28, 2013
Final Valuation Date†	March 27, 2017
Maturity Date†	March 30, 2017
CUSIP/ISIN	40432XCW9/US40432XCW92

The Securities

These Buffered Performance Plus Securities may be suitable for investors who believe that the Reference Asset will appreciate over the term of the securities. So long as the Reference Return is below the Minimum Upside Return at maturity, the securities will outperform the Reference Return.

If the Reference Return is greater than or equal to zero, you will realize at least the Minimum Upside Return at maturity (subject to the credit risk of HSBC). If the Reference Asset declines, you will lose 1% of your investment for every 1% decline in the Reference Asset beyond the Buffer Level of -10%.

The offering period for the securities is through **March 25, 2013**



* As more fully described beginning on page FWP-4.
†Subject to adjustment as described under "Additional Terms of the Notes" in the accompanying Equity Index Underlying Supplement.

Payoff Example

The table at right shows the hypothetical payout profile of an investment in the securities reflecting a hypothetical Minimum Upside Return of 14.00%. The actual Minimum Upside Return will be determined on the Pricing Date and will not be less than 14.00% or greater than 18.00%.

Reference Return	Participation in Reference Return	Securities Return
55% 40%	Upside exposure	55% 40%
14% 0%	Upside exposure, subject to the Minimum Upside Return	14% 14%
-5% -10%	Buffer of -10%	0% 0%
-20% -45%	1x Loss Beyond Buffer	-10% -35%

Information about the Reference Asset

S&P 500® Index

The SPX is a capitalization-weighted index of 500 U.S. stocks. It is designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

The top 5 industry groups by market capitalization as of March 1, 2013 were: Information Technology, Financials, Health Care, Consumer Discretionary and Energy.



The graph above illustrates the daily five-year performance of the Reference Asset through March 1, 2013. The closing levels in the graph above were obtained from the Bloomberg Professional® Service. Past performance is not necessarily an indication of future results. For further information on the Reference Asset please see "The S&P 500® Index" on page FWP-12 and in the accompanying Equity Index Underlying Supplement. We have derived all disclosure regarding the Reference Asset from publicly available information. Neither HSBC USA Inc. nor any of its affiliates have undertaken any independent review of, or made any due diligence inquiry with respect to, the publicly available information about the Reference Asset.

HSBC USA Inc.
Buffered Performance Plus Securities



Linked to the S&P 500® Index

This free writing prospectus relates to a single offering of Buffered Performance Plus Securities. The securities will have the terms described in this free writing prospectus and the accompanying prospectus supplement, prospectus and Equity Index Underlying Supplement. If the terms of the securities offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or Equity Index Underlying Supplement, the terms described in this free writing prospectus shall control. **You should be willing to forgo interest and dividend payments during the term of the securities and, if the Reference Return is less than the Buffer Level, lose up to 90% of your principal.**

This free writing prospectus relates to an offering of securities linked to the performance of the S&P 500® Index (the "Reference Asset"). The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. as described below. The following key terms relate to the offering of securities:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per security
Reference Asset:	The S&P 500® Index (Ticker: SPX)
Trade Date:	March 25, 2013
Pricing Date:	March 25, 2013
Original Issue Date:	March 28, 2013
Final Valuation Date:	March 27, 2017, subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Equity Index Underlying Supplement.
Maturity Date:	3 business days after the Final Valuation Date, and expected to be March 30, 2017. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement.
Minimum Upside Return:	14.00% to 18.00% (to be determined on the Pricing Date)
Payment at Maturity:	On the Maturity Date, for each security, we will pay you the Final Settlement Value.
Reference Return:	The quotient, expressed as a percentage, calculated as follows: $$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$$
Final Settlement Value:	**If the Reference Return is greater than or equal to zero,** you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of securities, equal to the greater of: (a) $1,000 + ($1,000 × Reference Return); and (b) $1,000 + ($1,000 × Minimum Upside Return). **If the Reference Return is less than zero but greater than or equal to the Buffer Level,** you will receive $1,000 per $1,000 Principal Amount of securities (zero return). **If the Reference Return is less than the Buffer Level,** you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of securities, calculated as follows: $1,000 + ($1,000 × (Reference Return + 10%)). Under these circumstances, you will lose 1% of the Principal Amount of your securities for each percentage point that the Reference Return is below the Buffer Level. For example, if the Reference Return is -30%, you will suffer a 20% loss and receive 80% of the Principal Amount, subject to the credit risk of HSBC. **If the Reference Return is less than the Buffer Level, you will lose up to 90% of your investment.**
Buffer Level:	-10%
Initial Level:	The Official Closing Level of the Reference Asset on the Pricing Date.
Final Level:	The Official Closing Level of the Reference Asset on the Final Valuation Date.

Official Closing Level:	The closing level of the Reference Asset on any scheduled trading day as determined by the calculation agent based upon the level displayed on Bloomberg Professional® service page "SPX <INDEX>", or on any successor page on the Bloomberg Professional® service or any successor service, as applicable.
Form of Securities:	Book-Entry
Listing:	The securities will not be listed on any U.S. securities exchange or quotation system.
CUSIP/ISIN:	40432XCW9/US40432XCW92

The Trade Date, the Pricing Date and the other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the Notes.

GENERAL

This free writing prospectus relates to an offering of securities linked to the Reference Asset identified on the cover page. The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Although the offering of securities relates to the Reference Asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any component security included in the Reference Asset or as to the suitability of an investment in the securities.

You should read this document together with the prospectus dated March 22, 2012, the prospectus supplement dated March 22, 2012, and the Equity Index Underlying Supplement dated March 22, 2012. If the terms of the securities offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or Equity Index Underlying Supplement, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-8 of this free writing prospectus, page S-3 of the prospectus supplement and page S-1 of the Equity Index Underlying Supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the securities. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and Equity Index Underlying Supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and Equity Index Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Equity Index Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▶ The Equity Index Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420412016693/v306691_424b2.htm

▶ The Prospectus Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm

▶ The Prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

We are using this free writing prospectus to solicit from you an offer to purchase the securities. You may revoke your offer to purchase the securities at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. In the event of any material changes to the terms of the securities, we will notify you.

PAYMENT AT MATURITY

On the Maturity Date, for each security you hold, we will pay you the Final Settlement Value, which is an amount in cash, as described below:

If the Reference Return is greater than or equal to zero, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of securities, equal to the greater of:

(a) $1,000 + ($1,000 × Reference Return); and

(b) $1,000 + ($1,000 × Minimum Upside Return).

If the Reference Return is less than zero but greater than or equal to the Buffer Level, you will receive $1,000 per $1,000 Principal Amount of securities (zero return).

If the Reference Return is less than the Buffer Level, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of securities, calculated as follows:

$1,000 + ($1,000 × (Reference Return + 10%)).

Under these circumstances, you will lose 1% of the Principal Amount of your securities for each percentage point that the Reference Return is below the Buffer Level. For example, if the Reference Return is -30%, you will suffer a 20% loss and receive 80% of the Principal Amount, subject to the credit risk of HSBC. **You should be aware that if the Reference Return is less than the Buffer Level, you will lose up to 90% of your investment.**

Interest

The securities will not pay interest.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the securities.

Reference Sponsor

S&P Dow Jones Indices LLC, a subsidiary of The McGraw-Hill Companies, Inc., is the reference sponsor.

INVESTOR SUITABILITY

The securities may be suitable for you if:

- You seek an investment with a return linked to the potential positive performance of the Reference Asset and you believe the level of the Reference Asset will not change or will increase over the term of the securities.
- You are willing to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point that the Reference Return is less than -10%.
- You are willing to accept the risk and return profile of the securities versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.
- You are willing to forgo dividends or other distributions paid to holders of the stocks comprising the Reference Asset.
- You do not seek current income from your investment.
- You do not seek an investment for which there is an active secondary market.
- You are willing to hold the securities to maturity.
- You are comfortable with the creditworthiness of HSBC, as Issuer of the securities.

The securities may not be suitable for you if:

- You believe the Reference Return will be negative or that the Reference Return will not be sufficiently positive to provide you with your desired return.
- You are unwilling to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point that the Reference Return is below -10%.
- You seek an investment that provides full return of principal.
- You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.
- You prefer to receive the dividends or other distributions paid on the stocks comprising the Reference Asset.
- You seek current income from your investment.
- You seek an investment for which there will be an active secondary market.
- You are unable or unwilling to hold the securities to maturity.
- You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the securities.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-3 in the accompanying prospectus supplement and on page S-1 of the accompanying Equity Index Underlying Supplement. Investing in the securities is not equivalent to investing directly in any of the stocks comprising the Reference Asset. You should understand the risks of investing in the securities and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the securities in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Equity Index Underlying Supplement including the explanation of risks relating to the securities described in the following sections:

▶ "— Risks Relating to All Note Issuances" in the prospectus supplement; and

▶ "— General risks related to Indices" in the Equity Index Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Your investment in the securities may result in a loss.

You will be exposed to the decline in the Final Level from the Initial Level beyond the Buffer Level of -10%. Accordingly, if the Reference Return is less than -10%, your Payment at Maturity will be less than the Principal Amount of your securities. You will lose up to 90% of your investment at maturity if the Reference Return is less than -10%.

The amount payable on the securities is not linked to the level of the Reference Asset at any time other than on the Final Valuation Date.

The Final Level will be based on the Official Closing Level of the Reference Asset on the Final Valuation Date, subject to postponement for non-trading days and certain market disruption events. Even if the level of the Reference Asset appreciates prior to the Final Valuation Date but then drops on the Final Valuation Date to a level that is less than 90% of the Initial Level, the Payment at Maturity will be less, and may be significantly less, than it would have been had the Payment at Maturity been linked to the level of the Reference Asset prior to such decrease. Although the actual level of the Reference Asset on the Maturity Date or at other times during the term of the securities may be higher than the Final Level, the Payment at Maturity will be based solely on the Official Closing Level of the Reference Asset on the Final Valuation Date.

Credit risk of HSBC USA Inc.

The securities are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the securities will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the securities, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the securities and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the securities.

The securities will not bear interest.

As a holder of the securities, you will not receive interest payments.

Changes that affect the Reference Asset will affect the market value of the securities and the amount you will receive at maturity.

The policies of the reference sponsor concerning additions, deletions and substitutions of the constituents comprising the Reference Asset and the manner in which the reference sponsor takes account of certain changes affecting those constituents may affect the level of the Reference Asset. The policies of the reference sponsor with respect to the calculation of the Reference Asset could also affect the level of the Reference Asset. The reference sponsor may discontinue or suspend calculation or dissemination of the Reference Asset. Any such actions could affect the value of the securities.

The securities are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The securities are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the securities is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the securities.

Certain built-in costs are likely to adversely affect the value of the securities prior to maturity.

While the Payment at Maturity described in this free writing prospectus is based on the full Principal Amount of your securities, the original issue price of the securities includes the agent's commission and the estimated cost of HSBC hedging its obligations under the securities. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase securities from you in secondary

market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your securities to maturity.

The securities lack liquidity.

The securities will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the securities in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the securities.

Potential conflicts.

HSBC and its affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities. We will not have any obligation to consider your interests as a holder of the securities in taking any action that might affect the value of your securities.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the level of the Reference Asset relative to its Initial Level. We cannot predict the Final Level. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events, and the hypothetical Initial Level used in the table and examples below is not expected to be the actual Initial Level of the Reference Asset. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Asset or the return on your securities**.** The Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the hypothetical Payment at Maturity on a $1,000 investment in the securities for a hypothetical range of Reference Returns from -100% to +100%. The following results are based solely on the assumptions outlined below. The "Hypothetical Return on the Security" as used below is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Principal Amount of securities to $1,000. The potential returns described here assume that your securities are held to maturity. You should consider carefully whether the securities are suitable to your investment goals. The following table and examples assume the following:

▸ Principal Amount: $1,000

▸ Hypothetical Initial Level: 1,500.00

▸ Hypothetical Minimum Upside Return: 14.00% (The actual Minimum Upside Return will be determined on the Pricing Date and will not be less than 14.00% or greater than 18.00%).

The actual Initial Level will be determined on the Pricing Date.

Hypothetical Final Level	Hypothetical Reference Return	Hypothetical Payment at Maturity	Hypothetical Return on the Security
3,000.00	100.00%	$2,000.00	100.00%
2,700.00	80.00%	$1,800.00	80.00%
2,400.00	60.00%	$1,600.00	60.00%
2,100.00	40.00%	$1,400.00	40.00%
1,950.00	30.00%	$1,300.00	30.00%
1,800.00	20.00%	$1,200.00	20.00%
1,710.00	**14.00%**	**$1,140.00**	**14.00%**
1,650.00	10.00%	$1,140.00	14.00%
1,575.00	5.00%	$1,140.00	14.00%
1,530.00	2.00%	$1,140.00	14.00%
1,515.00	1.00%	$1,140.00	14.00%
1,500.00	**0.00%**	**$1,140.00**	**14.00%**
1,485.00	-1.00%	$1,000.00	0.00%
1,470.00	-2.00%	$1,000.00	0.00%
1,425.00	-5.00%	$1,000.00	0.00%
1,350.00	**-10.00%**	**$1,000.00**	**0.00%**
1,275.00	-15.00%	$950.00	-5.00%
1,200.00	-20.00%	$900.00	-10.00%
1,050.00	-30.00%	$800.00	-20.00%
900.00	-40.00%	$700.00	-30.00%
600.00	-60.00%	$500.00	-50.00%
300.00	-80.00%	$300.00	-70.00%
0.00	-100.00%	$100.00	-90.00%

The following examples indicate how the Final Settlement Value would be calculated with respect to a hypothetical $1,000 investment in the securities.

Example 1: The level of the Reference Asset increases from the Initial Level of 1,500.00 to a Final Level of 1,575.00.

Reference Return:	5.00%
Final Settlement Value:	**$1,140.00**

Because the Reference Return is positive, and such Reference Return is less than the hypothetical Minimum Upside Return, the investor receives the Minimum Upside Return and the Final Settlement Value would be $1,140.00 per $1,000 Principal Amount of securities, calculated as follows:

$1,000 + ($1,000 × Minimum Upside Return)

= $1,000 + ($1,000 × 14.00%)

= $1,140.00

Example 1 shows that you will benefit from the Minimum Upside Return at maturity when the Reference Return is positive but less than the Minimum Upside Return.

Example 2: The level of the Reference Asset increases from the Initial Level of 1,500.00 to a Final Level of 1,950.00.

Reference Return:	30.00%
Final Settlement Value:	**$1,300.00**

Because the Reference Return is positive, and such Reference Return is greater than the hypothetical Minimum Upside Return, the Final Settlement Value would be $1,300.00 per $1,000 Principal Amount of securities, calculated as follows:

$1,000 + ($1,000 × Reference Return)

= $1,000 + ($1,000 × 30.00%)

= $1,300.00

Example 2 shows that you will receive the return of your principal investment plus a return equal to the Reference Return at maturity when the Reference Return is positive and greater than the Minimum Upside Return.

Example 3: The level of the Reference Asset decreases from the Initial Level of 1,500.00 to a Final Level of 1,425.00.

Reference Return:	-5.00%
Final Settlement Value:	**$1,000.00**

Because the Reference Return is less than zero but greater than the Buffer Level of -10%, the Final Settlement Value would be $1,000.00 per $1,000 Principal Amount of securities (a zero return).

Example 4: The level of the Reference Asset decreases from the Initial Level of 1,500.00 to a Final Level of 900.00.

Reference Return:	-40.00%
Final Settlement Value:	**$700.00**

Because the Reference Return is less than the Buffer Level of -10%, the Final Settlement Value would be $700.00 per $1,000 Principal Amount of securities, calculated as follows:

$1,000 + [$1,000 × (Reference Return + 10%)]

= $1,000 + [$1,000 × (-40.00% + 10%)]

= $700.00

Example 4 shows that you are exposed on a 1-to-1 basis to declines in the level of the Reference Asset beyond the Buffer Level of -10%. YOU MAY LOSE UP TO 90% OF THE PRINCIPAL AMOUNT OF YOUR SECURITIES.

THE S&P 500® INDEX

Description of the SPX

The SPX is a capitalization-weighted index of 500 U.S. stocks. It is designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

The top 5 industry groups by market capitalization as of March 1, 2013 were: Information Technology, Financials, Health Care, Consumer Discretionary and Energy.

In September 2012, S&P Dow Jones Indices LLC updated its index methodology so that, subject to several exceptions, shareholdings by specified types of insiders that represent more than 5% of the outstanding shares of a security are removed from the float for purposes of calculating the SPX.

For more information about the SPX, see "The S&P 500® Index" on page S-6 of the accompanying Equity Index Underlying Supplement.

Historical Performance of the SPX

The following graph sets forth the historical performance of the SPX based on the daily historical closing levels from March 1, 2008 through March 1, 2013. The closing level for the SPX on March 1, 2013 was 1,518.20. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical levels of the SPX should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the SPX on the Final Valuation Date.

License Agreement

Standard & Poor's® and S&P® are registered trademarks of Standard & Poor's Financial Services LLC ("S&P"); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC ("Dow Jones"); and these trademarks have been licensed for use by S&P Dow Jones Indices LLC. "Standard & Poor's®", "S&P 500®" and "S&P®" are trademarks of S&P and have been licensed for use by S&P Dow Jones Indices LLC and its affiliates and sublicensed for certain purposes by HSBC. The SPX is a product of S&P Dow Jones Indices LLC, and has been licensed for use by HSBC.

The securities are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, S&P or any of their respective affiliates (collectively, "S&P Dow Jones Indices"). S&P Dow Jones Indices makes no representation or warranty, express or implied, to the holders of the securities or any member of the public regarding the advisability of investing in securities generally or in the securities particularly or the ability of the Index to track general market performance. S&P Dow Jones Indices' only relationship to HSBC with respect to the Index is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices. The Index is determined, composed and calculated by S&P Dow Jones Indices without regard to HSBC or the securities. S&P Dow Jones Indices has no obligation to take the needs of HSBC or the holders of the securities into consideration in determining, composing or calculating the Index. S&P Dow Jones Indices is not responsible for and has not participated in the determination of the prices, and amount of the securities or the timing of the issuance or sale of the securities or in the determination or calculation of the equation by which the securities are to be converted into cash. S&P Dow Jones Indices has no obligation or liability in connection with the administration, marketing or trading of the securities. There is no assurance that investment products based on the Index will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment advisor. Inclusion of a security within the Index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the securities currently being issued by HSBC, but which may be similar to and competitive with the securities. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the Index. It is possible that this trading activity will affect the value of the Index and the securities.

S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY HSBC, HOLDERS OF THE SECURITIES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING, BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBLITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND HSBC, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the securities. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the securities from HSBC at the price to public less the underwriting discount set forth on the cover page of the pricing supplement to which this free writing prospectus relates, for distribution to other registered broker-dealers, or will offer the securities directly to investors. HSBC Securities (USA) Inc. proposes to offer the securities at the price to public set forth on the cover page of this free writing prospectus. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 3.60% and referral fees of up to 1.60% per $1,000 Principal Amount of securities in connection with the distribution of the securities to other registered broker-dealers. In no case will the sum of the underwriting discounts and referral fees exceed 3.60% per $1,000 Principal Amount.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the securities.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the securities, but is under no obligation to make a market in the securities and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-49 in the prospectus supplement.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the securities, and therefore significant aspects of the tax treatment of the securities are uncertain as to both the timing and character of any inclusion in income in respect of the securities. Under one approach, a security should be treated as a pre-paid executory contract with respect to the Reference Asset. We intend to treat the securities consistent with this approach. Pursuant to the terms of the securities, you agree to treat the securities under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat a security as a pre-paid executory contract with respect to the Reference Asset. Pursuant to this approach, we do not intend to report any income or gain with respect to the securities prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the security for more than one year at such time for U.S. federal income tax purposes.

We will not attempt to ascertain whether any of the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, is or becomes a PFIC or a USRPHC.

Withholding and reporting requirements under the legislation enacted on March 18, 2010 (as discussed beginning on page S-48 of the prospectus supplement) will generally apply to payments made after December 31, 2013. However, this withholding tax will not be imposed on payments pursuant to obligations outstanding on January 1, 2014. Additionally, withholding due to any payment being treated as a "dividend equivalent" (as discussed beginning on page S-47 of the prospectus supplement) will begin no earlier than January 1, 2014. Holders are urged to consult with their own tax advisors regarding the possible implications of this recently enacted legislation on their investment in the securities.

For a discussion of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "U.S Federal Income Tax Considerations" in the accompanying prospectus supplement.

TABLE OF CONTENTS

HSBC USA Inc.

$ Buffered Performance Plus Securities linked to the S&P 500® Index

March 7, 2013

FREE WRITING PROSPECTUS